Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-256336

February 12, 2024

FINAL TERM SHEET

5.000% Senior Notes due 2034

Issuer:	The Estée Lauder Companies Inc.
Security:	5.000% Senior Notes due 2034 (the “Notes”)
Size:	$650,000,000
Maturity Date:	February 14, 2034
Coupon:	5.000%
Interest Payment Dates:	February 14 and August 14, commencing August 14, 2024
Price to Public:	99.689%
Benchmark Treasury:	4.00% due February 15, 2034
Benchmark Treasury Price and Yield:	98-20; 4.170%
Spread to Benchmark Treasury:	+87 bps
Yield:	5.040%
Optional Redemption:

At any time prior to November 14, 2033 (three months prior to the maturity date of the Notes), make-whole call at Treasury +15 bps

On or after November 14, 2033 (three months prior to the maturity date of the Notes), par call

Expected Settlement Date:	February 14, 2024 (“T+2”)
CUSIP / ISIN:	29736R AV2 / US29736RAV24

Anticipated Ratings:	A1 (Negative) by Moody’s Investors Service, Inc. A (Negative) by Standard & Poor’s
Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC MUFG Securities Americas Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC
Co-Managers:

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

RBC Capital Markets, LLC

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

BBVA Securities Inc.

Loop Capital Markets LLC

Siebert Williams Shank & Co., LLC

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Estée Lauder Companies Inc. has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, The Estée Lauder Companies Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc., 201 North Tryon Street, NC1-022-02-25, Charlotte, NC 28255-0001, Attn: Prospectus Department, by calling toll free 1- 800-294-1322 or by email at dg.prospectus_requests@bofa.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com or MUFG Securities Americas Inc. at: 1221 Avenue of the Americas, 6th Floor, New York, NY 10020, Attn: Capital Markets Group, Phone: 877-649-6848.

This final term sheet supplements, and should be read in conjunction with, The Estée Lauder Companies Inc. preliminary prospectus supplement dated February 12, 2024 and accompanying prospectus dated May 20, 2021 and the documents incorporated by reference therein.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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